Exhibit 3.2

CERTIFICATE OF AMENDMENT OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
CDSS WIND DOWN INC.

CDSS Wind Down Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

FIRST: That at a meeting of the Board of Directors of CDSS Wind Down Inc., a resolution was duly adopted setting forth a proposed amendment of the Amended and Restated Certificate of Incorporation of said corporation, declaring said amendment to be advisable and directing that the amendment be submitted to the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Amended and Restated Certificate of Incorporation of this corporation be amended to effect a one (1) for three (3) reverse split of all of the Corporation's issued common stock, par value $0.01 per share (the "Common Stock"), whereby, automatically upon the filing and effectiveness of this Certificate of Amendment pursuant to the General Corporation Law of the State of Delaware, each three (3) issued and outstanding shares of Common Stock shall automatically be changed into one (1) validly issued, fully paid and non-assessable share of Common Stock, and, in that connection, to reduce the stated capital of the Corporation.

In order to effectuate the amendment set forth above:

(a)  Upon the filing and effectiveness of the Certificate of Amendment pursuant to the General Corporation Law of the State of Delaware, all of the Corporation's issued and outstanding shares of Common Stock, having a par value  of $0.01 per share, shall be changed into new validly issued, fully paid and non-assessable shares of Common Stock, having a par value of $0.01 per share, on the basis of one (1) new share of Common Stock for each three (3) shares of Common Stock issued and outstanding as of the date of filing of the Certificate of Amendment with the Secretary of State of the State of Delaware; provided, however, that no fractional shares of Common Stock shall be issued pursuant to such change. Each stockholder who otherwise would be entitled to a fractional share as a result of such change shall have only a right to receive, in lieu thereof, a whole new share of Common Stock at no additional cost;

(b)  The Corporation's 100,000,000 authorized shares of Common Stock, having a par value of $0.01 per share, shall not be changed;

(c)  The Corporation's 1,000,000 authorized shares of preferred stock, having a par value of $0.01 per share, shall not be changed; and

(d)  The Corporation's stated capital shall be reduced by an amount equal to the aggregate par value of the shares of Common Stock issued prior to the effectiveness of this Amendment which, as a result of the reverse split provided for herein, are no longer issued shares of Common Stock.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the corporation has caused this Certificate to be signed by Steven B. Solomon, its Chief Executive Officer and President, this 18th day of August, 2010.

CDSS Wind Down Inc.

By:	/s/ Steven B. Solomon
Steven B. Solomon
Chief Executive Officer and President